Exhibit 99.1

YM BIOSCIENCES REPORTS FIRST QUARTER 2008
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - November 12, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the first quarter of fiscal 2008, ended September 30, 2007.

“We launched into our 2008 fiscal year by further increasing the level of clinical activity for our lead drug, nimotuzumab,” said David Allan, Chairman and CEO of YM BioSciences. “In July 2007, we initiated patient enrollment for our colorectal cancer trial - the first trial using nimotuzumab with chemotherapy in a bulky tumor. Data from this trial could provide important evidence supporting the observations to date that nimotuzumab can deliver efficacy without the debilitating side effects common to other EGFR-targeting drugs. In August 2007, YM-USA received clearance from the FDA to initiate a 44-patient clinical trial in children with diffuse, intrinsic pontine glioma (DIPG), an inoperable progressive brain cancer.”

“More recently our licensee in Europe, Oncoscience AG, recruited its first patients into a randomized Phase III trial in first line adult glioblastoma grade IV and a Phase IIb/IIIa randomized, placebo controlled trial in patients with advanced pancreatic cancer for which YM has received clearance to extend into Canada. Moreover, Daiichi-Sankyo, our licensee in Japan, has advised us that it has completed its preliminary trials with nimotuzumab, permitting it to advance into more advanced trials in 2008,” added Mr. Allan. “We also continued to progress the development of AeroLEF™ and the FDA have scheduled an end-of-Phase II meeting to discuss the Phase III trial design. The first US trial for AeroLEF™ has been cleared to proceed by the FDA and is pending clearance with the relevant Investigator Review Boards.”

Nimotuzumab:
Nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), is currently in varying stages of development in a number of trials, including colorectal cancer, adult and pediatric glioma, non-small-cell lung cancer and pancreatic cancer. During the first quarter of fiscal 2008:
•
YM initiated enrollment for a Phase II colorectal cancer trial in Canada. As of today, 30 patients have been enrolled in the first 50-patient cohort, with recruitment of this cohort expected to be completed by the end of calendar 2007 and data from this cohort are expected to be reported in early calendar 2008. The endpoints of the trial include Objective Response Rate (ORR), Progression Free Survival (PFS), Overall Survival (OS) and the rates and durations of Stable Disease (SD), as well as safety.

•	YM USA was cleared by the US FDA to expand its second-line clinical trial in children with DIPG into the US.
•	YM reported positive preliminary results of a Phase I/II trial of nimotuzumab in combination with radiation for the treatment of non-small-cell lung cancer (NSCLC).
•	Oncoscience AG reported completion of patient enrollment in the Phase III, first-line, pediatric DIPG trial.
•	Oncoscience AG reported initiation of late-stage trials designed to be supportive of registration in adult glioma and pancreatic cancer.
•	Subsequent to the end of the quarter:

•
YM received clearance from Health Canada to extend into Canada the 188-patient multi-centre randomized, placebo controlled Phase IIb/IIIa study in chemotherapy-naïve patients with locally advanced or metastatic pancreatic cancer initiated by Oncoscience.

•	Daiichi-Sankyo Co., Ltd. advised YM that it had completed enrollment in a nimotuzumab safety trial. There were no limiting toxicities.

AeroLEF™:
AeroLEF™ is a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. AeroLEF™ uniquely permits patients to identify and select the appropriate dose in real-time for each pain episode to achieve both rapid onset and extended duration of analgesia. During the first quarter of fiscal 2008:

•	YM announced the clearance by the FDA for the first IND in the US for AeroLEF™.
•
A request to the FDA for an End-of-Phase II meeting prior to calendar year-end 2007 to discuss Phase III trial designs was submitted. YM has been notified by the FDA that this meeting has been scheduled.

•
YM received clearance from the FDA to initiate a Phase II trial in the US in opioid-tolerant or opioid-naïve patients. This trial is not rate-limiting to the Phase III timeline but a successful trial would further extend the utility and medical breadth of the product if and when approved.  Enrollment in the 50-patient trial is expected to start in calendar Q4, 2007.

Financial Results (CDN dollars)
Total revenue for the first quarter of fiscal 2008, ended September 30, 2007 was $1.8 million compared with $1.8 million for the first quarter of fiscal 2007, ended September 30, 2006. Revenue from out-licensing was $1.1 million for first quarter of fiscal 2008 compared with $0.9 million for the first quarter of fiscal 2007. Interest income for the first quarter of fiscal 2008 was $0.7 million compared with $0.9 million for the first quarter of fiscal 2007.

Total operating expenditures for the first quarter of fiscal 2008 were $5.6 million compared to $9.7 million for the first quarter of fiscal 2007. General and administrative expenses were $2.0 million for the first quarter of fiscal 2008 compared with $1.9 million for the first quarter of fiscal 2007. Licensing and product development expenses decreased to $3.5 million for the first quarter of fiscal 2008 compared to $7.9 million for the first quarter of fiscal 2007. The change is mainly the result of reduced development activity for tesmilifene, for which a Phase III trial was terminated in January 2007, and reduced clinical development costs for nimotuzumab and AeroLEF™, for both of which certain trials have finished and others are just starting up.

Net loss for the first quarter of fiscal 2008 was $3.6 million ($0.06 per share) compared to $9.7 million ($0.17 per share) for the same period last year.

As at September 30, 2007 the Company had cash and cash equivalents and short-term deposits totaling $71.1 million and payables and accrued liabilities totaling $2.2 million compared to $75.6 million and $3.3 million respectively at June 30, 2007.

As at September 30, 2007 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc., 5,799,765 warrants, and 6,155,662 options.

AGM Announcement
YM BioSciences’ Annual Meeting of Shareholders will be held on November 28th, 2007 at 4:00 p.m. at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

 Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2007	2007
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$20,615,398	$5,847,351
Short-term deposits	50,500,118	69,724,438
Accounts receivable	419,152	370,011
Prepaid expenses	280,877	347,010
	71,815,545	76,288,810

Capital assets	290,893	325,040

Intangible assets	4,860,815	5,125,950

	$76,967,253	$81,739,800

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,009,731	$1,169,211
Accrued liabilities	1,195,302	2,103,755
Deferred revenue	4,623,340	4,702,132
	6,828,373	7,975,098

Deferred revenue	7,881,759	8,929,900

Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	4,553,308	4,553,308
Contributed surplus	6,703,710	5,657,082
Deficit accumulated during the development stage	(121,921,050)	(118,296,741
	62,257,121	64,834,802

Basis of presentation
Commitments

	$76,967,253	$81,739,800

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2007	2006	2007
	(Unaudited)		(Unaudited)

Revenue	$1,126,933	$860,698	$7,433,978
Interest income	690,392	894,712	8,819,781
	1,817,325	1,755,410	16,253,759

Expenses:
General and administrative	2,034,010	1,880,889	38,120,545
Licensing and product development	3,544,859	7,864,866	94,341,242
Impairment	-	-	1,829,538
	5,578,869	9,745,755	134,291,325

Loss before the undernoted	(3,761,544)	(7,990,345)	(118,037,566

Gain (loss) on foreign exchange	43,905	(85,817)	(319,277

Gain on short-term deposits	93,330	-	93,330

Loss on marketable securities	-	-	(1,191,329

Loss before income taxes	(3,624,309)	(8,076,162)	(119,454,842

Income taxes	-	1,622,695	1,676,075

Loss and comprehensive loss for the period	$(3,624,309)	$(9,698,857)	$(121,130,917

Basic and diluted loss per common share	$(0.06)	$(0.17)

Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,835,356	55,781,996

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2007	2006	2007
	(Unaudited)		(Unaudited)

Deficit, beginning of period	$(118,296,741)	$(86,566,501)	$-

Cost of purchasing shares for cancellation in excess of book value	-	-	(790,133

Loss for the period	(3,624,309)	(9,698,857)	(121,130,917

Deficit, end of period	$(121,921,050)	$(96,265,358)	$(121,921,050

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2007	2006	2007
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,624,309)	$(9,698,857)	$(121,130,917
Items not involving cash:
Amortization of capital assets	34,147	25,348	472,936
Amortization of intangible assets	265,135	633,051	3,585,093
Impairment of intangible asset	-	-	1,829,538
Loss on marketable securities	-	-	1,191,329
Unrealized gain on financial instruments	(70,377)	-	(70,377
Stock-based employee compensation	1,046,628	519,214	7,200,104
Stock-based consideration	-	-	292,750
Warrants-based consideration	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	16,992	868,254	328,693
Accounts payable, accrued liabilities and deferred revenue	(2,194,866)	13,243,503	11,468,488
	(4,526,650)	5,590,513	(94,777,588

Financing activities:
Issuance of common shares on exercise of warrants	-	1,875	4,371,555
Repayment of debenture	-	-	(1,469,425
Net proceeds from issuance of shares and warrants	-	-	123,276,729
Issuance of common shares on exercise of options	-	-	2,516,246
Redemption of preferred shares	-	-	(2,630,372
Purchase of shares for cancellation	-	-	(1,029,679
	-	1,875	125,035,054

Investing activities:
Purchase of short-term deposits, net	19,294,697	33,959,585	(50,235,816
Proceeds on sale of marketable securities	-	-	1,404,450
Additions to capital and intangible assets	-	(1,630)	(577,315
	19,294,697	33,957,955	(49,408,681

Increase (decrease) in cash and cash equivalents	14,768,047	39,550,343	(19,151,215

Net cash assumed on acquisition	-	-	39,766,613

Cash and cash equivalents, beginning of period	5,847,351	2,735,317	-

Cash and cash equivalents, end of period	$20,615,398	$42,285,660	$20,615,398

Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$-	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	100,000